Exhibit 99.1

Bitfarms Reports Fiscal Year 2025 Results

Commercialization efforts underway at Panther Creek (PA), Sharon (PA), and Moses Lake (WA)

$520 million of cash and Bitcoin on the balance sheet to support site development as of March 27, 2026

Continuing to advance 2.2 GW development pipeline across Washington state, Pennsylvania and Québec sites

Shareholders approved redomiciliation to the U.S. from Canada; closing of the transaction expected on or about April 1, 2026; Bitfarms will rebrand to Keel Infrastructure on closing

Toronto, ON and New York, NY (March 31, 2026) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a North American digital and energy infrastructure company, today reported its financial results for the year ended December 31, 2025. All financial references are in U.S. dollars. The Company has transitioned from preparing its financial statements in accordance with International Financial Reporting Standards (“IFRS”) to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All comparative figures in this release have been adjusted to U.S. GAAP for consistency.

“Everything we built in 2025 — the sites, the team, the balance sheet — was in service of one thesis: that HPC/AI’s exponential growth requires top-tier infrastructure, and we intend to build to meet that demand,” said Ben Gagnon, CEO. “Earlier this month, our shareholders overwhelmingly approved our U.S. redomiciliation and rebrand to Keel Infrastructure, marking a pivotal milestone in our evolution. Keel is more than a name, it is a testament to the company we have become — a regional leader in Pennsylvania, Washington state, and Québec, three of North America’s most strategic and supply-constrained data center hubs. The market is responding: we’re seeing strong inbound interest from investment-grade counterparties seeking the attributes our power-secured portfolio can deliver.”

“Since joining the team five months ago, my focus has been on sharpening our approach to capital allocation, strengthening our balance sheet and capital structure, and ensuring that financing decisions support long-term shareholder value creation,” said Jonathan Mir, CFO. “The repayment of our Macquarie debt facility demonstrates this — it simplified our capital structure and provides us greater flexibility heading into the next phase of development. We are well capitalized to advance our sites through leasing, and we have the financial capacity to execute on the significant opportunities ahead.”

Strategic and Operational Highlights

●	In March 2026, the Company received shareholder approval to complete a statutory plan of arrangement to redomicile from Canada to the United States and rebrand as Keel Infrastructure (the “U.S. Redomiciliation”). The U.S. Redomiciliation is expected to be completed on or about April 1, 2026. Following completion of the U.S. Redomiciliation, Keel will be the ultimate parent company of Bitfarms and will be headquartered in New York City. Trading under the new ticker “KEEL” is expected to begin on Nasdaq and TSX two business days following completion of the U.S. Redomiciliation, in substitution for the Bitfarms shares, which will be delisted from Nasdaq and TSX at that time.

●	Active go-to-market processes at Panther Creek, Sharon, and Moses Lake.

●	Secured zoning approval from the Nesquehoning Planning Commission for our Panther Creek site, a significant milestone in our infrastructure development process.

●	Expanded our infrastructure and corporate teams with senior hires averaging over 20 years of experience in HPC data center construction, large-scale project management and infrastructure.

●	Appointed Edie Hofmeister as Chair of the Board of Directors, bringing extensive U.S. public company, infrastructure, governance, and capital markets experience.

●	In February 2026, repaid in full the $100 million outstanding under the Company’s $300 million Macquarie debt facility, strengthening the balance sheet and providing flexibility to pursue more cost-effective financing at either the project level or parent level for Panther Creek and other development sites.

Development Pipeline

The Company is advancing a 2.2 GW digital infrastructure development pipeline across North America:

Total Capacity Under Management

Energized Capacity	Capacity provided by utilities and currently being used on site	341 MW1
Secured Capacity	Capacity with executed agreements with the utilities for delivery of capacity at a future date	430 MW
Expansion Capacity	Capacity under application, being studied by utilities or evaluated for on-site behind-the-meter power generation	1.5 GW
Total Pipeline	The sum of all MW: Energized, Secured and Expansion capacities	2.2 GW

[1]	Includes 123 MW of capacity that is currently being used on site but not under an ESA; therefore, this capacity is not treated as secured and is included in expansion capacity

Liquidity*

As of March 27, 2026, the Company had a total liquidity of approximately $520 million comprising approximately $359 million in unrestricted cash and approximately $161 million in unencumbered Bitcoin.

Fiscal Year 2025 Financial Highlights from Continuing Legacy Operations**

●	Revenue of $229 million, up 72% Y/Y.

●	General and administrative expenses of $78 million, compared to $62 million in FY 2024. The difference was largely driven by an increase of overall headcount to support the expansion in the U.S. and following the Stronghold acquisition.

●	Operating loss of $150 million, including non-cash depreciation of $98 million and $28 million of impairment charges, compared to an operating loss of $28 million in FY 2024, which included $102 million of non-cash depreciation and $4 million of impairment. Y/Y change primarily reflects a $22 million net loss related to change in fair value of digital assets in FY 2025, compared to a net gain of $53 million in 2024. This shift was primarily driven by the decline in Bitcoin prices and realization of gains on disposal of Bitcoin during the year.

●	Loss from continuing operations of $209 million, or a $0.38 loss per basic and diluted share, compared to a loss of $7 million, or a $0.02 loss per basic and diluted share, in FY 2024. The increase was largely due to change in fair value of digital assets, primarily due to a decline in Bitcoin prices and realization of gains on disposal of Bitcoin during the year.

●	Adjusted EBITDA* of $29 million, or 13% of revenue, down from $31 million or 23% of revenue in FY 2024.

*Adjusted EBITDA is a non-GAAP financial measure and should be read in conjunction with, and should not be viewed as alternative to or replacement of measures of operating results and liquidity presented in accordance with U.S. GAAP. In addition, the Company’s non-GAAP measures are adjusted to exclude discontinued operations, to align with the presentation in our financial statements. Refer to reconciliation to the most comparable GAAP measure included at the end of this press release.

**In 2025, the Company began to execute a strategic transformation, pivoting to North American HPC infrastructure and away from Bitcoin mining operations. Following the rebalancing of our portfolio, our Latin American assets are classified as sold or held for sale. The facilities have met the criteria and are now classified as discontinued operations. Continuing operations refer to our North American portfolio.

Conference Call

Management will host a conference call today, March 31, 2026 at 8:00 a.m. Eastern.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

Non-GAAP Measures*

Bitfarms follows U.S. GAAP. Under U.S. GAAP, the revaluation gains and losses on the mark-to-market of its Bitcoin holdings and the realized gains and losses on the disposition of Bitcoins are reflected in its income statement. The Company also does not include the revaluation gains or losses on the mark-to-market of its Bitcoin holdings and the realized gains or losses on the disposition of Bitcoins in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities’ financial performance and cash generating capability, to assess profitability before the impact of the items excluded from EBITDA, to provide users with a consistent and comparable measure of profitability, and to facilitate comparisons of operating performance.

About Bitfarms Ltd.

Bitfarms is a North American digital and energy infrastructure company that develops and owns data centers and energy infrastructure for high-performance computing workloads, including AI. With a pipeline of 2.2 gigawatts and established grid interconnections already in place, Bitfarms provides scalable infrastructure solutions in strategic, emerging data center markets. Bitfarms trades on Nasdaq and TSX under the ticker “BITF”. Learn more at bitfarms.com.

On or about April 1st, 2026, the U.S. Redomiciliation is expected to close and Bitfarms will rebrand to Keel Infrastructure. Keel common stock is expected to begin trading on Nasdaq and TSX under the ticker “KEEL” two business following the effective date of the U.S. Redomiciliation in substitution for the Bitfarms shares, which will be delisted from Nasdaq and TSX at that time.

Glossary of Terms

●	FY = Fiscal Year
●	GW = Gigawatts
●	HPC/AI = High Performance Computing / Artificial Intelligence
●	Keel = Keel Infrastructure
●	MW = Megawatts
●	Y/Y = Year over Year

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the North American energy and compute infrastructure strategy, opportunities relating to the potential of the Company’s data centers for HPC/AI opportunities, the prospective location of the Company’s facilities to developing AI infrastructure regions, the merits of the expansion of the sites of current facilities, our development pipeline, the availability of funds for the Company’s development activities, the success of the Company’s HPC/AI strategy in general and its ability to capitalize on growing demand for AI computing while securing predictable cash flows and revenue diversification, the benefits of the transition to U.S. GAAP accounting and a second principal office in the U.S. as part of a broader U.S. pivot strategy, the Company’s energy pipeline and its anticipated megawatt growth, the Company’s ability to drive greater shareholder value, the U.S. Redomiciliation, the benefits of the U.S. Redomiciliation, the delisting of the Bitfarms shares from, and the listing and trading of Keel common stock on, Nasdaq and the TSX, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: our limited operating history and history of operating losses, which make it difficult to evaluate our business and prospects; our evolving business model and strategy, including our strategic transformation from Bitcoin mining to high-performance computing (“HPC”) infrastructure, which may not be successful; our dependence on reliable and economical sources of power, including regulated electricity rates in Québec, Pennsylvania, and Washington; our reliance on a limited number of third-party suppliers and manufacturers, including those in foreign jurisdictions, exposing us to supply chain disruptions, trade restrictions, and tariff risks; delays, cost overruns, and other risks associated with the continued development of our existing and planned facilities; intense competition from other Bitcoin mining companies and established HPC data center operators, some of which may have greater resources and experience; the potential inadequacy of our insurance coverage to protect against all losses; our increased focus on developing HPC and AI data centers may not become profitable and may divert resources from our Bitcoin mining operations; the capital-intensive nature of constructing HPC data centers and our potential inability to secure financing for such efforts; significant competition for suitable data center sites and regulatory constraints that could adversely impact our development pipeline; our dependence on significant customers for our HPC data centers, and the risk of customer default or failure to make timely payments; the rapidly evolving regulatory landscape surrounding HPC, AI, and Bitcoin mining, which may negatively impact our expansion efforts; the high volatility of Bitcoin prices, which has significantly affected and will continue to affect the profitability of our operations; periodic Bitcoin halving events that reduce mining rewards and could render our mining operations unprofitable; increases in cryptocurrency network difficulty and global computing power that could reduce our mining revenues; our reliance on a single third-party mining pool operator, subjecting us to concentration risk; fraud or failure of Bitcoin exchanges, custodians, and other trading venues that could adversely impact Bitcoin prices and our business; our requirement to obtain and comply with numerous government permits and approvals across multiple jurisdictions; extensive environmental, energy, and climate-related regulation that could result in significant additional costs or liabilities; political uncertainty in the U.S. and internationally, including potential regulatory and policy changes affecting the cryptocurrency and data center industries; cybersecurity threats and hacking attacks that could compromise our systems and data; the potential classification of the Company as a passive foreign investment company, which could result in adverse tax consequences for U.S. holders; the need for additional capital in the future, with no assurance that financing will be available on acceptable terms; risks that our hedging activities may not be effective and could result in significant losses; counterparty risk with respect to the capped call transactions entered into in connection with the convertible notes; potential dilution to shareholders from future issuances of capital stock, conversion of convertible notes, or exercise of options and warrants; and risks related to the U.S. Redomiciliation, including the possibility that anticipated benefits may not be realized. . For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025. There may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative.

Investor Relations Contact: Laine Yonker investors@bitfarms.com	Media Contact: Tara Goldstein media@bitfarms.com

Bitfarms Ltd. Consolidated Financial & Operational Results

	Year ended December 31,
(U.S.$ in thousands except where indicated)	2025	2024	2023	2025 v. 2024		2024 v. 2023
				$ Change	% Change	$ Change	% Change

Revenues	$229,276	$133,274	$120,400	$96,002	72%	$12,874	11%
Cost of revenues	(248,180)	(149,186)	(144,142)	(98,994)	66%	(5,044)	3%
Gross loss	(18,904)	(15,912)	(23,742)	(2,992)	19%	7,830	(33)%
Gross margin	(8)%	(12)%	(20)%	—	—	—	—

Operating expenses
General and administrative expenses	(78,339)	(61,925)	(33,867)	(16,414)	27%	(28,058)	83%
Change in fair value of digital assets	(50,522)	26,015	7,558	(76,537)	(294)%	18,457	244%
Realized gain on sale of digital assets	28,219	27,209	7,713	1,010	4%	19,496	253%
(Loss) gain on disposition of property, plant and equipment and deposits	(1,612)	227	(2,055)	(1,839)	(810)%	2,282	111%
Impairment of long-lived assets and deposits	(28,442)	(3,628)	(5,604)	(24,814)	684%	1,976	(35)%
Operating loss	(149,600)	(28,014)	(49,997)	(121,586)	434%	21,983	(44)%
Operating margin	(65)%	(21)%	(42)%	—	—	—	—

Interest income	6,288	6,037	1,420	251	4%	4,617	325%
Interest expense	(8,623)	(745)	(2,865)	(7,878)	nm	2,120	(74)%
(Loss) gain on derivative assets and liabilities	(50,415)	17,819	48	(68,234)	(383)%	17,771	nm
Gain on extinguishment of long-term debt	—	—	12,835	—	—%	(12,835)	(100)%
Other expense	(6,063)	(2,110)	(1,528)	(3,953)	187%	(582)	38%
Total other (expense) income	(58,813)	21,001	9,910	(79,814)	(380)%	11,091	112%
Loss before taxes from continuing operations	(208,413)	(7,013)	(40,087)	(201,400)	nm	33,074	(83)%

Income tax (expense) recovery	(101)	(346)	154	245	(71)%	(500)	(325)%
Loss from continuing operations	$(208,514)	$(7,359)	$(39,933)	$(201,155)	nm	$32,574	(82)%
Loss from discontinued operations (1)	$(76,030)	$(21,006)	$(15,578)	$(55,024)	262%	$(5,428)	35%
Net loss	$(284,544)	$(28,365)	$(55,511)	$(256,179)	903%	$27,146	(49)%

nm: not meaningful

1	Excluding discontinued operations in Rio Cuarto, Argentina, which have been abandoned due to the halting of the energy supply since May 12, 2025 and economic uncertainty in the region, and in Paso Pe, Paraguay, which met the criteria to be classified as “held for sale” as we make a strategic shift towards HPC Infrastructure in North America.

Bitfarms Ltd. Reconciliation of Consolidated Net (loss) income from continuing operations to EBITDA and Adjusted EBITDA from Continuing Operations**

	Year ended December 31,
(U.S.$ in thousands except where indicated)	2025	2024	2023	2025 v. 2024		2024 v. 2023
				$ Change	% Change	$ Change	% Change
Revenues	$229,276	$133,274	$120,400	$96,002	72%	$12,874	11%

Loss before taxes from continuing operations	(208,413)	(7,013)	(40,087)	(201,400)	nm	33,074	(83)%
Interest income	(6,288)	(6,037)	(1,420)	(251)	4%	(4,617)	325%
Interest expense	8,623	745	2,865	7,878	nm	(2,120)	(74)%
Depreciation and amortization	98,130	102,469	65,043	(4,339)	(4)%	37,426	58%
Sales tax recovery - depreciation and amortization	—	(8,760)	—	8,760	100%	(8,760)	100%
EBITDA	(107,948)	81,404	26,401	(189,352)	(233)%	55,003	208%
EBITDA margin	(47)%	61%	22%
Stock-based compensation	14,768	12,079	10,606	2,689	22%	1,473	14%
Realized gain on disposition of digital assets	(28,219)	(27,209)	(7,713)	(1,010)	4%	(19,496)	253%
Change in fair value of digital assets	50,522	(26,015)	(7,558)	76,537	nm	(18,457)	244%
Impairment of long-lived assets and deposits	28,442	3,628	5,604	24,814	684%	(1,976)	(35)%
Loss (gain) on derivative assets and liabilities	50,415	(17,819)	(48)	68,234	nm	(17,771)	nm
Gain on extinguishment of long-term debt	—	—	(12,835)	—	—%	12,835	100%
Gain on derecognition of warrants	—	(62)	—	62	100%	(62)	100%
Gain on settlement of Refundable Hosting Deposits	(945)	—	—	(945)	100%	—	—%
Costs not associated with ongoing operations (1)	13,283	13,766	—	(483)	(4)%	13,766	100%
Sales tax recovery - prior years - energy and infrastructure and G&A expenses (2)	—	(16,063)	9,281	16,063	100%	(25,344)	(273)%
Other expense (income) (3)	8,620	7,604	2,775	1,016	13%	4,829	174%
Adjusted EBITDA	$28,938	$31,313	$26,513	$(2,375)	(8)%	$4,800	18%
Adjusted EBITDA margin	13%	23%	22%

1	Costs not associated with ongoing operations for the year ended December 31, 2025 includes $9.2 million of customs duties following a determination by the U.S. Customs and Border Protection regarding Miners imported by us in 2021, $1.6 million of professional fees related to the acquisition of Stronghold, $1.4 million of professional fees related to the U.S. re-domiciliation and $0.8 million related to the U.S. GAAP conversion, $0.2 million of professional fees related to exit strategies for our South America operations, and $0.1 million of professional fees related to the sale of Yguazu. Costs not associated with ongoing operations for the year ended December 31, 2024 include $12.4 million of professional fees incurred in relation to the dispute with Riot Platforms Inc. and $1.3 million of professional fees related to the acquisition of Stronghold.

2	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods.

3	Other expense for the year ended December 31, 2025 includes $3.4 million of other financial expense included in Other expenses (income) of the Statement of Operations, $3.1 million related to the amortization of the credit facility transaction costs, the $1.6 million loss on disposal of PPE and the $0.4 million loss on exchange rates. Other income for the year ended December 31, 2024 includes $4.1 million of termination payments, $1.5 million of Washington sales and property taxes, $0.9 million loss on initial recognition of refundable hosting deposit, $0.9 million loss on exchange rates, $0.3 million of other financial expense included in Other expenses (income) of the Statement of Operations and $0.2 million gain on disposal of PPE. Other income for the year ended December 31, 2023 includes the $2.1 million loss on disposal of PPE, $0.9 million of other financial expense included in Other expenses (income) of the Statement of Operations, $0.8 million Washington tax reversal and $0.6 million loss on exchange rates.